UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 30, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE JOINT MEETING OF THE FISCAL COUNCIL AND STATUTORY AUDIT COMMITTEE HELD ON JANUARY 27, 2017

Date, Time and Place: Held on January 27, 2017, at 08:00 AM, at the Company’s headquarters at Rua Fidêncio Ramos, No. 302, Tower B, 4th floor, Vila Olímpia, Zip Code 04551-010, in the City of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the effective members of the Fiscal Council and the Statutory Audit Committee.

Attendance: All the effective members of the Fiscal Council of the Company in attendance: Messrs. Maurício Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; and Raphael Manhães Martins. All the members of the Statutory Audit Committee of the Company in attendance: Maria Paula Soares Aranha (Coordinator of the Statutory Audit Committee); Julio Sergio de Souza Cardozo; and José Écio Pereira da Costa Junior.

Board: Mr. Maurício Aquino Halewicz — Chairman.

Mr. André Luiz Gonçalves — Secretary.

Agenda: (i) To examine the capital expenditure budget for 2017 fiscal year; (ii) to analyze and examine the financial statements of the Company and the respective explanatory notes; (iii) to analyze and examine the allocation of results of the fiscal year ended on December 31, 2016; (iii) to examine the realization of deferred income tax and social contribution.

Resolutions: After discussion and analysis of the matters included on the Agenda, the members of the Fiscal Council and Statutory Audit Committee decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                 Approve the proposed capital expenditure budget of the Company for the 2017 fiscal year, in accordance with the attached Opinion of the Fiscal Council;

(ii)              Manifest its favorable opinion to forward the Company’s financial statements, the respective explanatory notes, and the other statements related to the fiscal year ended on December 31, 2016, to the consideration of the Ordinary General Shareholders’ Meeting, after considering the clarifications presented by the independent auditors of BDO RCS Auditores Independentes S/S (“BDO”), as per the attached Opinion of the Fiscal Council.

(iii)           To recommend the approval of the net profit destination, in accordance with the Company’s financial statements related to the fiscal year ended on December 31, 2016, as follows: (i) the retention, for the formation of the legal reserve, of the amount of R$ 82.742.394,58 (eighty-two million, seven hundred and forty-two thousand, three hundred and ninety-four reais and fifty-eight cents), corresponding to 5% (five per cent) of the net income of the year; (ii) the retention of net income for allocation in the Profit Reserve for Investments, in the amount of R$ 1.179.079.122,81 (one billion, one hundred and seventy-nine million, seventy-nine thousand, one hundred and twenty-two reais and eighty-one cents), in accordance with the capital expenditure budget proposed in item (i) above; (iii) the distribution of the minimum compulsory dividends of 25% (twenty-five per cent) of the net income of the fiscal year ended on December 31, 2016, adjusted in accordance with the terms  Article 202 of Law No. 6.404/76, which equals R$ 0.7099585311 per common share, totaling R$ R$ 393.026.374,27 (Three hundred and ninety-three million, twenty-six thousand, three hundred and seventy-four reais and twenty-seven cents);

(iii)           Approve the estimates of realization of deferred income tax and social contribution, assets and liabilities, based on the premises adopted by the Company’s Management, as well the result projections.

Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, were approved and signed by all the attendees. Attendance related to the Fiscal Council: Maurício Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; and Raphael Manhães Martins; and Adjarbas Guerra Neto - Secretary. Attendance related to the Statutory Audit Committee: Maria Paula Soares Aranha (Coordinator of the Statutory Audit Committee); Julio Sergio de Souza Cardozo; and José Écio Pereira da Costa Junior.

São Paulo, January 27th, 2017.

We hereby certify that these minutes are a true copy of the original filed at the Company’s headquarters.

Board:

Maurício Aquino Halewicz	André Luiz Gonçalves
Chairman	Secretary

To the FIBRIA CELULOSE S.A. shareholders

Capital Expenditure Budget Proposal

According to the terms provided in the article 196 of Law no. 6.404/76, with the wording settled by Law no. 10.303 of October 31st, 2001, the Management of  Fibria Celulose S.A. (“Fibria” or “Company”) hereby presents the Capital Expenditure budget proposal.

The proposal of the allocation of the result of 2016, included in the Fibria’s Financial Statements, in order to meet its investment plan, states that, after the adjustments established in the articles 193 and 202 of Law 6.404/76, will be retained the amount of R$ 1,179,079 thousand, allocated to the Reserve for Investments, which will be added to the current balance of this reserve, in the amount of R$ 830,945 thousand.

The capital expenditure budget plan for 2017, dully approved in the Board of Directors’ Meeting, held on December 15, 2016, and revised on January 27, 2017, totals the amount of R$ 5,213 million, as per detailed below:

R$ Million
Maintenance	415
Modernization	79
Research & Development	4
Information Technology	10
Forestry — Renewal	1,595
Safety/Environment	42
Pulp Logistic	57
Horizonte 2 Project	3,011

Total Capital Expenditure	5,213

The investments will be executed primarily with incomes retained in the Profit Reserve for Investments in the amount of R$ 2,010 million. The difference, in the amount of R$ 3,203 million, for the realization of the total proposed investments by the Management, will be executed with use of Company’s own funds (obtained through its operational activities along the fiscal year) and third parties.

Sources and Uses Summary Table:

Sources	R$million

Income retained for investments
Total balance of the reserve for investments	831
Retained income in 2016	1,179

Own funds (obtained through its operational activities along the fiscal year)/third parties	3,203

TOTAL	5,213

Uses

Investments	5,213

As per the capital expenditure budget proposal presented above, please do not hesitate to contact the Management to obtain any further clarification needed.

São Paulo, January 27, 2017.

THE MANAGEMENT

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law n. 6,404/76), according to the meeting held on January 27, 2016 in the Company’s headquarter, examined the Financial Statements: Individual (controlling company) and consolidated (Fibria and its subsidiaries) and the respective explanatory notes, the Management Annual Report and other financial statements prepared by the Company for the fiscal year ended December 31, 2016, as well as the proposals contained therein, including the capital expenditure proposal for the fiscal year of 2017. Based on the analysis carried out and considering the opinion of the independent auditors, BDO RCS Auditores Independentes SS, dated January 27, 2017, presented without reservations, as well as the information and clarifications provided by representatives of the Company during the year, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law 6.40476, to opine favorably on the submission of such documents and proposals for approval of the Ordinary General Meeting, related to the fiscal year of 2016.

São Paulo, January 27, 2017.

Maurício Aquino Halewicz	Gilsomar Maia Sebastião
Chairman of the Fiscal Council	Member of the Fiscal Council

Raphael Manhães Martins
Member of the Fiscal Council

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

Annual Report of the Statutory Audit Committee

The members of the Statutory Audit Committee of Fibria Celulose S.A., acting within their legal duties and responsibilities, pursuant to the Internal Rules of the Committee, have analyzed the financial statements, together with the independent auditors’ report and the management annual report of the 2016 fiscal year (“Financial Statements of 2016 fiscal year”). Considering the information provided by the Company’s management and by BDO RCS Auditores Independentes SS, as well as the proposal for the allocation of the results of 2016 fiscal year, considering that such proposal fairly reflects in all relevant aspects the Company’s and its subsidiaries’ equity and financial positions, and recommend, unanimously, the approval of the documents by the Company’s Board of Directors and its forwarding to the General Shareholders’ Meeting, in accordance with the Corporate Law (Law No. 6,404/76).

São Paulo, January 27, 2017

Maria Paula Soares Aranha

Coordinator of the Statutory Audit Committee

José Écio Pereira da Costa Junior	Júlio Sérgio de Souza Cardozo
Member	Member and Financial Expert

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO